2007

PARK ELECTROCHEMICAL CORP.

2007 Annual Report

PARK
ELECTROCHEMICAL CORP.

Company Profile

Park Electrochemical Corp. is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials (the Nelco® product line) and advanced composite materials (the Nelcote™ product line) principally for the telecommunications and internet infrastructure, high-end computing and aerospace markets. Park focuses on the general aviation aircraft segment of the aerospace market. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Arizona and California.


Net Sales from Continuing Operations
(In Millions)
$500
400
300
200
100
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07


Diluted Earnings (Loss) per Share from Continuing Operations before Special Items
$2.50
2.00
1.50
1.00
0.50
0
-0.50
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07


Pre-tax Profit (Loss) from Continuing Operations before Special Items
(In Millions)
$80
60
40
20
0
-20
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07


Return on Stockholders' Equity from Continuing Operations before Special Items
(Percentage)
25%
20
15
10
5
0
-5
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07


Equity per Share
$15
12
9
6
3
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07


Cash Dividends per Share
$1.50
1.20
0.90
0.60
0.30
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Financial Highlights

(In thousands, except per share data)	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003
Net sales	$257,377	$222,251	$211,187	$194,236	$195,578
Gross profit	64,107	54,601	43,250	32,700	26,657
Earnings (loss) from continuing operations before income taxes	44,142	32,359	23,796	32,744	(47,899)
Net earnings (loss) from continuing operations before special items	35,002	31,620	18,102	7,031	3,589
Net earnings (loss)	39,791	26,875	21,605	(3,852)	(50,759)
Diluted earnings (loss) per share from continuing operations before special items	1.72	1.57	.90	.35	.18
Diluted earnings (loss) per share from continuing operations	1.96	1.33	1.08	1.50	(2.23)
Diluted earnings (loss) per share	1.96	1.33	1.08	(.19)	(2.58)
Cash dividends per share	1.32	1.32	1.26	.24	.24
Average common shares outstanding	20,175	20,047	19,879	19,754	19,674
Working capital	233,767	214,934	206,714	197,453	170,274
Total assets	321,922	311,312	307,311	311,070	301,542
Long-term debt	—	—	—	—	—
Stockholders' equity	264,167	245,423	242,857	243,896	245,701
Equity per share	13.08	12.20	12.19	12.33	12.48

In fiscal year 2007, the Company recorded a tax benefit of $715 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France, a pre-tax charge of $1,316 in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and a tax benefit of $499 relating to such insurance termination charge. In fiscal year 2007, the Company also recognized tax benefits of $3,500 relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and $1,391 relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

In fiscal year 2006, the Company recognized a tax benefit of $1,512 relating to the reversal of valuation allowances against deferred tax assets previously recorded in the United States and recorded a tax charge of $3,088 in connection with the repatriation of approximately $70,000 of accumulated earnings and profits of its subsidiary in Singapore, a pre-tax asset impairment charge of $2,280 for the write-off of construction costs related to the installation of a treater at the Company's printed circuit materials facility in Mirebeau, France and a pre-tax employment termination benefits charge of $889 related to a workforce reduction at the Company's printed circuit materials facility in Mirebeau, France.

In fiscal year 2005, the Company recorded a pre-tax gain of $4,745 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002. In fiscal year 2005, the Company also recorded pre-tax charges of $625 for severance payments resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations.

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2002 were $33,761, $6,895 and $8,105, respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American volume printed circuit materials operations.

In fiscal year 2003, the Company recorded net, pre-tax charges totaling $50,659 comprised of charges of $49,035 related to the write-down of fixed assets at continuing operations in North America and $4,794 related to the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary.

The information in the table above relating to continuing operations for fiscal years 2007, 2006, 2005, 2004 and 2003 includes all the benefits, charges and gains described in the preceding paragraphs, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such benefits, charges and gains.

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998
OPERATIONS										
Net sales	$257,377	$222,251	$211,187	$194,236	$195,578	$201,681	$469,121	$381,685	$350,853	$363,770
Cost of sales	193,270	167,650	167,937	161,536	168,921	185,014	355,400	310,532	295,034	292,471
Gross profit	64,107	54,601	43,250	32,700	26,657	16,667	113,721	71,153	55,819	71,299
Gross profit %	24.9	24.6	20.5	16.8	13.6	8.3	24.2	18.6	15.9	19.6
S, G & A	26,682	25,129	26,960	27,962	27,157	33,668	47,683	42,921	38,183	38,367
S, G & A %	10.4	11.3	12.8	14.4	13.9	16.7	10.1	11.2	10.9	10.5
Earnings (loss) from continuing operations	36,109	26,303	20,410	29,786	(51,159)	(33,514)	66,038	23,768	17,636	32,932
Earnings (loss) from continuing operations %	14.0	11.8	9.7	15.3	(26.2)	(16.6)	14.1	6.2	5.0	9.1
Earnings (loss) from continuing operations before income taxes	44,142	32,359	23,796	32,744	(47,899)	(28,141)	68,758	24,573	19,703	35,814
Net earnings (loss) from continuing operations before special items	35,002	31,620	18,102	7,031	3,589	(6,731)	47,795	20,383	15,396	23,382
Net earnings (loss) from continuing operations	39,791	26,875	21,605	29,909	(43,864)	(17,414)	47,795	18,488	15,396	23,382
Net earnings (loss) from continuing operations %	15.5	12.1	10.2	15.4	22.4	8.6	10.2	4.8	4.4	6.4
Diluted earnings (loss) per share from continuing operations before special items	1.72	1.57	.90	.35	.18	(.35)	2.39	1.04	.94	1.37
Diluted earnings (loss) per share from continuing operations	1.96	1.33	1.08	1.50	(2.23)	(.89)	2.57	1.13	.92	1.29
(Loss) earnings per share from discontinued operations	—	—	—	(1.69)	(.35)	(.42)	.08	(.01)	.00	.09
Return on stockholders' equity %	15.1	11.0	8.9	(1.6)	(18.9)	(9.8)	24.2	10.6	9.3	16.3

In addition to the benefits, charges and gains described in the paragraphs following the "Financial Highlights" table on the preceding page, the after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2001 and 2000 were ($1,624) and $191, respectively, the Company recorded pre-tax charges totaling $16,513 in fiscal year 2002 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations, and the Company recorded a charge of $4,464 in fiscal year 2000 related to the closure of its plumbing hardware business.

The information in the table above relating to continuing operations for fiscal years 2007, 2006, 2005, 2004, 2003, 2002 and 2000 includes all the benefits, charges and gains described in the paragraphs following the "Financial Highlights" table on the preceding page and in the preceding paragraph, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such benefits, charges and gains.

	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998
FINANCIAL POSITION										
Current assets	266,332	253,661	243,662	240,082	210,585	210,361	268,611	236,779	230,196	247,380
Current liabilities	32,565	38,727	36,948	42,629	40,311	43,361	80,100	60,666	63,356	70,827
Working capital	233,767	214,934	206,714	197,453	170,274	167,000	188,511	176,113	166,840	176,553
Current ratio	8.2	6.6	6.6	5.6	5.2	4.9	3.4	3.9	3.6	3.5
Property, plant and equipment—net	49,895	54,370	63,251	70,569	90,503	149,810	159,309	125,977	118,012	108,116
Total assets	321,922	311,312	307,311	311,070	301,542	360,644	430,581	365,252	351,698	359,329
Long-term debt	—	—	—	—	—	—	97,672	100,000	100,000	100,000
Stockholders' equity	264,167	245,423	242,857	243,896	245,701	292,546	228,906	179,118	164,646	166,404
Total capitalization	264,167	245,423	242,857	243,896	245,701	292,546	326,578	279,118	264,646	266,404
OTHER DATA										
Capital expenditures	4,793	4,293	3,330	4,509	6,168	25,686	53,411	26,646	23,860	18,740
Depreciation and amortization	8,992	9,645	10,202	11,978	17,973	16,257	16,724	16,264	14,291	13,207
Equity per share	13.08	12.20	12.19	12.33	12.48	14.89	14.23	11.30	10.53	9.65
Cash dividends per share	1.32	1.32	1.26	.24	.24	.24	.23	.21	.21	.21
Average number of employees	942	978	1,109	1,150	1,400	1,690	2,650	2,380	2,140	2,380
Sales per employee	273	227	190	158	120	119	177	160	164	153
Average common shares outstanding	20,175	20,047	19,879	19,754	19,674	19,535	15,932	15,761	16,470	17,030



A Message from the President and Chief Executive Officer

Brian E. Shore, President and Chief Executive Officer

PARK'S PEOPLE

We elected to include photographs of some of Park's people on the pages immediately following my letter in this year's Park Electrochemical Corp. annual report. These people, along with the rest of the people who work at Park every day, are responsible for Park's performance during our 2007 fiscal year. As I mentioned in my comments in the news release announcing our 2007 fiscal year financial results, I will not offer any comments on Park's 2007 fiscal year performance, financial or otherwise. I will leave it up to you and others to judge and evaluate Park's fiscal 2007 performance. However, in the event and to the extent that you are pleased with Park's 2007 fiscal year performance, the people in the photographs, along with the rest of Park's people, are the people who should be thanked, because those are the people who delivered that performance.

Park has certainly been through difficult and challenging times during the last six or seven years as it went through the process of basic and fundamental reinvention. (In recent years, it has become somewhat fashionable for corporations to talk about reinventing themselves. However, I suspect that true, deep and fundamental reinventions of corporations are actually quite rare.) The more superficial and structural aspects of Park's reinvention are fairly obvious to the outside observer. But, in order for a corporation to truly reinvent itself, the people who work in the corporation need to truly and fundamentally reinvent themselves and their basic attitudes about their jobs and the company they work for. And, in my opinion, that is precisely what the people of Park have done, i.e., fundamentally reinvent themselves and their basic attitudes about Park and their jobs at Park. I believe Park's reinvented people are an excellent and outstanding group of people who are singularly focused on Park's mission and objectives. There really is very little confusion or doubt on the part of Park's people as to why we are here and what we need to do day in and day out to continue to be here! It has not come easy, but Park is very fortunate to have the outstanding workforce which it now has.

PARK'S ADVANCED MATERIALS PRODUCT LINE

Park's Advanced Materials product line currently consists of prepreg and copper-clad laminate materials for high-technology digital and RF/microwave electronic equipment applications and advanced composite prepreg materials principally for aerospace applications. While other Park leaders discuss both of Park's product lines in their pieces on pages 9 through 12, I will direct my following remarks toward Park's advanced composite materials product line.

GENERAL AVIATION INDUSTRY FOCUS FOR ADVANCED COMPOSITE PRODUCT LINE

Park has recently made the strategic decision to focus on the General Aviation ("GA") aircraft segment of the aerospace market for Park's advanced composite materials product line. What do we mean by "General Aviation"? First of all, let's break down the aerospace industry into the civilian and military aerospace industries. Let's further break down the civilian aerospace industry into the large air carrier aircraft manufacturing industry (currently consisting of one large American company and one large European company) and "everything else". We define the General Aviation aircraft manufacturing industry as the "everything else" part of the civilian aerospace industry. This GA industry is involved in the manufacture of civilian aircraft ranging from small two-seat and four-seat recreational aircraft to large corporate jets and regional airline aircraft. Park's focus is to provide the prepregs and advanced composite materials used to produce structures and other components for the manufacture of these General Aviation aircraft. While Park does currently supply composite materials into military programs and Park will continue to supply advanced composite materials into military programs in the future, our strategic focus is nevertheless on the civilian General Aviation aircraft industry. Further, while we will consider supplying materials into large air carrier aircraft programs in the future, our focus is nevertheless on supplying materials for the General Aviation aircraft industry. Park will never tell one of our important GA customers that we will not be able to support them or "they will just have to wait" in order for Park to give priority to one of the large air carrier aircraft manufacturers. GA is our priority! It is not just a "fill-in" for periods during which the large air carrier manufacturers' business is slow.

Although we certainly understand and accept that it will take some time to fully develop the market presence of our advanced composite materials product line with the General Aviation aircraft industry (the process and timeframes for qualifying advanced materials for aircraft structure programs can be involved and prolonged), we nevertheless feel quite optimistic about our strategy of focusing our efforts on the General Aviation aircraft industry. We believe the GA aircraft industry is cyclical, but we also believe the long-term growth prospects for that industry are very good.

KANSAS ADVANCED COMPOSITE FACILITY

As we recently discussed during our fourth quarter earnings conference call, Park is in the final stages of site selection for a major new advanced composite materials manufacturing and development facility in the Wichita, Kansas region. This facility will focus on the GA aircraft manufacturing industry. We have selected the Wichita, Kansas region because we believe that, at least for now, this region is the center of the universe for General Aviation aircraft manufacturing. There clearly are significant and successful General Aviation aircraft manufacturers located elsewhere, but there is a very high concentration of General Aviation aircraft manufacturing in the Wichita, Kansas area. The establishment of our new advanced composite materials facility in Kansas is a very exciting development for Park and its people, because we believe the opportunities are very promising for this GA focused facility located in the heart of GA country!

"PIONEER PLANT"

As we have previously discussed, Park is in the process of constructing a new advanced composite material manufacturing and development facility on Pioneer Road in Singapore. You will find a few photographs of the facility construction in progress on page 8 of this report. This plant, which we call our "Pioneer Plant", will be operated by our Nelco Singapore group and is expected to be completed toward the end of the calendar year. Our Pioneer Plant will focus on the development and manufacture of advanced composite materials for the General Aviation aircraft industry in Asia. Although the Asian General Aviation aircraft manufacturing industry is still in its infancy at this time, we believe that the GA aircraft manufacturing industry will grow dramatically in Asia over the next ten years. We are establishing our advanced composite materials production and development presence in Asia now in order to get in on the ground floor of this major growth industry in Asia. Time will tell whether this strategy will work or not. Of course, there are no guarantees, but we are quite optimistic about this strategy over the long term. By the way, this strategy of moving in ahead of the market in Asia is very similar to the strategy we employed in the 1980's when we established our first facility in Asia to manufacture prepregs and copper-clad laminates for the high-technology electronics industry. At that time, the market for our advanced electronic materials product line was almost non-existent in Asia. But, nevertheless, we were so very fortunate that we elected to move in ahead of the Asia electronics market rather than to wait and play catch up.

GENERAL AVIATION INDUSTRY SALES AND MARKETING STRATEGY

Our strategy for selling and marketing advanced composite materials to the General Aviation aircraft industry is really very simple. Our objective is to become the holistic and integrated supplier and partner to the General Aviation aircraft manufacturing industry. Our strategy is to know everything we can know and learn everything we can learn about the GA industry from an integrated and holistic perspective. I believe Park has an outstanding group of global sales and marketing people who are battle tested. (After all, they survived the electronics industry!) The mission of these people (and, believe me, these people are on a mission) is to completely and totally immerse themselves in the General Aviation industry in order to be able to completely identify with and relate to the challenges, opportunities, concerns and objectives of our General Aviation aircraft customers on a very comprehensive and fundamental level. We will see how we do with our sales and marketing efforts with respect to the General Aviation aircraft industry, but, as I said, our sales and marketing people are definitely on a mission!

MY LETTER TO YOU...PARK'S LONG-TERM INVESTORS

Thank you very much for taking the time to read my letter. (I would appreciate it very much if you would also take the time to read the pieces written by some of Park's other leaders on pages 9 through 12 of this report. In my opinion, those pieces are equally informative about Park and its business.) I believe that your taking the time to read my letter places you in a very exclusive class of individuals called "long-term investors". (Some have postulated that the long-term investor is a thing of the past, but you, by taking the time to read my letter, have proven that postulation to be false!) Of course, there is so much emphasis in this day and age on "making the quarter". (I personally believe that that emphasis is unfortunate and destructive, but that is just my opinion.) Clearly, investors who invest for the quarter are not really interested in the fundamental value of the companies in which they invest and have no reason to take the time to understand those companies by reading their annual reports. Since you have taken the extra time to learn more about our company, I want you to understand that I truly appreciate your doing that. Based upon the extra time you have invested in learning about our company, you may decide that you like us or you may decide that you do not like us. Either way, I sincerely appreciate the investment of your time.

Thank you.

Sincerely,

Brian E. Shore, *President and Chief Executive Officer*



Nelco Singapore—Lin Zhi Qiang and Xu Tian Bu (B-Sales Panel Cutting)



Nelco Singapore—Wu Wei Ming and Weng Xue Qin (Full Sheet Inspection)



Nelco New York—Dale Townsend and Maria Herrera (Finishing)



Nelco Singapore—Ng Kok Meng, Chong Joon Leong and Zheng Qi Feng (Treating)



Nelco California—Jan Brija and Thu Nguyen (Facilites)



Nelco California—Miguel Sanchez, Carlos Gallegos and Martin Nieto (Finishing)



Neltec Inc. (Tempe, Arizona)—Denny Nguyen (Treater Mixer)



Nelco Singapore—Low Chin Kiat (Thickness Control)



Nelco Singapore—Tan Boon Wei and Zhang Zhi Qiang (Aiki Lamination)


Olga

Nelco New York—Eddie Cruz and Jason Scheuttig (Treater Leads)

Park Electrochemical Corp. (Melville, New York)—Christa Ehlers (Accounting)

Neltec SA (Lannemezan, France)—Denis Maupome and Frederic Sanz (Lay-up)

Nelco California—Maria Ortiz (Finishing)

Nelcote, Inc. (Waterbury, Connecticut)—Thomas Vann (Lab Technician)

Neltec, Inc. (Tempe, Arizona)—Olga Romero (Quality Technician)

Neltec Euorpe SAS (Mirebeau, France)—Isabelle Cachafeiro (Finishing)

Neltec, Inc. (Tempe, Arizona)—Felipe Ruelas Santana (Shift Lead)

Global Manufacturing Capability

Park's global manufacturing capabilities place the Company's resources close to its customers and enable the Company to be very responsive to its customers and to solve their problems quickly.



Newburgh, NY
Fullerton, CA
Kansas
Tempe, AZ
Waterbury, CT
Melville, NY
(Parent Company Offices)
Mirebeau, FR
Lannemezan, FR
Singapore
Zhuhai, PRC

★ *Proposed site for new Park development and manufacturing facility to support General Aviation aircraft industry*



nelco

Park's new "Pioneer Plant" under construction on Pioneer Road in Singapore. Park's Pioneer Plant will service and support the Asian aerospace market with advanced composite materials for aircraft structures. The Pioneer Plant will be Park's second facility in Singapore.

Product and Process Development



The Advanced Materials marketplace, with regard to product and process development, is a target rich environment. Park currently offers and supports two product lines in this arena: the Nelco® line of advanced electronic substrates and the Nelcote™ line of composite prepreg materials. The latter serves a variety of end users but is clearly developing a focus on the General Aviation aircraft manufacturing industry as the primary target.

The recent completion of a number of projects has enhanced the Company's process capabilities. A new mixing facility in Singapore is capable of preparing all solvent based resins used in the Nelco line of electronic materials (PTFE resin is prepared as an aqueous dispersion). Works in process include installation of a new press in the Nelco Products Pte. Ltd. Singapore factory capable of laminating all Nelco advanced materials including those which are PTFE based. This is a unique piece of equipment since lamination temperatures for these products span a range from 170 degrees Celsius to 400 degrees Celsius! Simultaneously, work continues at the Pioneer Plant site on the new composite prepreg factory. This facility will initially utilize machinery which is modified and then relocated from the existing Singapore factory to produce prepregs manufactured with solvent based resin systems. While impregnating glass cloth with resin on coating equipment is routine, dealing with carbon fabric and its greater propensity for distortion can be a challenge. We are currently developing process methodologies for this application.

To be sure, there are other process technologies which offer major benefits to an advanced materials manufacturer. Of special interest in the composite prepreg field, particularly for General Aviation aircraft structures applications, is hot melt impregnation. In this solvent free approach, material impregnation is accomplished by applying a pre-cast resin film of requisite area weight to the reinforcing fabric or fiber. A major advantage of solvent free impregnation is the reduction or elimination of voids in the finished composite product. Voids can result from the gas bubbles which may be generated during the curing process if even small amounts of residual volatile solvents are present. Typically voids are minimized by curing parts in devices called autoclaves wherein high pressures may be applied to prevent bubble formation. The hot melt impregnation process, without volatile solvents, allows out-of-autoclave curing, a significant advantage to composite parts manufacturers—Park's customers. Park has specified and placed orders for both a film casting machine and an impregnation machine in a wide format to allow us to incorporate this method into our menu of process techniques. This equipment is to be installed in the new composite prepreg manufacturing and development facility which is planned for construction at a site in Kansas.

In addition to coating technology, Park's other core capability is polymer chemistry formulation. While various reinforcement materials are purchased as fiber and fabric, the recipes for the high performance polymer resin systems used in both the Nelco and Nelcote product lines are created at Park's R&D centers located in Tempe, Arizona and Singapore. Several products are currently under development at these facilities. In the 2008 fiscal year, we will also be looking at upgrading our analytical capabilities in R&D. New and more sophisticated instruments are continuously required to investigate the mysteries of material behavior and validate claims of performance. Data is the currency of the advanced materials market. Whether looking into dielectric properties of electronic substrates in stratospheric frequency ranges or design allowable mechanical characteristics of a structural composite prepreg, the generation of accurate, reliable data is a prerequisite to commercialization and robust sales of our products.

Lou Stans *Vice President of Engineering, Quality and Research and Development*



Global Supplier Relations

During our 2007 fiscal year, we improved our relationships with our critical key suppliers and established new relationships with the suppliers for our future.

Park's supply base is worldwide. We currently work with suppliers from over ten different countries and many time zones! We are dedicated to expanding and improving Park's supply chain to fulfill our customers' future requirements.

We spent considerable time to understand and mitigate the volatility of the price of and the availability of critical raw materials in both the electronic substrate and advanced structural composite business sectors. We employ various strategies to ensure an uninterrupted flow of necessary commodities as well as specialized materials to the various Park Business Units around the world. Park seeks to establish appropriate and productive relationships with both domestic and international suppliers of required materials. These relationships are the links in a synergistic supply chain intended not only to support Park's current business but also to assist in keeping Park apprised of advances in the suppliers' respective fields of expertise. This leveraging of the supply base is a critical element in maintaining and enhancing Park's position in the world as an Advanced Materials manufacturer.

Park's reputation as a leader in the global electronics industry and its aggressive plans to grow and enhance its position in the structural composites industry have made us a target of suppliers worldwide who want to share a future of growth and success. Through working closely with our key strategic suppliers, we believe we will continue to enhance our position in the world as a leader in the field of advanced materials.

Marty Kendrick *Vice President of Global Supplier Relations*



Asia Business Development

During the 2007 fiscal year, demand in Asia for our high-performance materials grew significantly as manufacturers strove to meet the challenges imposed on them by increasingly complex designs and severe process requirements. To develop and grow our business in Asia, we must provide high-performance, enabling technology to our customers.

Our business development efforts in Asia continue to focus on three markets, different applications of advanced composite materials technology:

1. **Advanced Electronic Materials**
2. **Radio Frequency (RF)/Microwave Dielectric Materials**
3. **Advanced Aerospace Composites**

To serve these markets and further develop business in Asia, we will build on work completed in the 2007 fiscal year, and carry it forward into 2008.

- **Sales, marketing and technical support**
  - Our goal is to provide unsurpassed technical service and sales support throughout Asia. During the 2007 fiscal year, we hired additional talented technical service and sales personnel to support both aerospace and electronics materials.
  - As product development work involves an increasing level of collaboration, we will continue to provide person-to-person technical resources for OEMs and the regional design community in Asia.
  - In the 2007 fiscal year, we increased our activities related to the aerospace materials business in Asia, which is projected to grow significantly in the coming years. The manufacture of commercial and General Aviation parts, systems and aircraft in Asia should create a robust market for Park's advanced composite materials. The Asia sales and marketing team made excellent progress this past year in promoting our Nelcote™ line of aerospace composites. As a result, we are currently working on material qualification programs with several manufacturers in Asia.
  - During the 2007 fiscal year, we exhibited for the first time at aerospace trade shows in Singapore and China, as well as a major composites trade show. We will continue to promote our products and expand our presence throughout Asia.
  - To prepare for the growing electronics and aviation materials markets in India, we began to develop sales and distribution channels during the 2007 fiscal year.
- **Manufacturing capacity and capability in Asia**

  Three major equipment and facilities projects were undertaken in Singapore during the 2007 fiscal year to provide regional manufacturing capability for high performance electronic and aerospace materials.

  Advanced Electronic Materials—Installed, qualified and commissioned new resin-mixing equipment dedicated to the scale-up and production of high-performance advanced electronic materials.

  RF/Microwave Materials—Commenced the purchase and installation of high-temperature process equipment for the manufacture of our N9000 product line. We expect to commission the process before the end of the 2008 fiscal year.

  Advanced Composites "Pioneer Plant"—Construction began in February 2007 on our new aerospace composites materials manufacturing facility located on Pioneer Road in Singapore. This facility will be the first commercial aerospace composite materials manufacturing facility in Southeast Asia. Project completion should be in the fourth quarter of the 2008 fiscal year.
- **New regionally-manufactured products in Asia**
  - During the past year, we began production of two advanced electronic materials and one RF material in Singapore:
    - N4000-13EP
    - N5000
    - N4000-13RF

  The addition of these products, along with N8000 and N9000 later in fiscal year 2008, enables us to provide OEM designers and printed circuit fabricators with globally recognized, locally-manufactured materials for advanced applications.
  - As the aerospace industry begins to emerge in Asia, our ability to produce advanced composites in the region will allow us to offer an unprecedented level of service and support to our customers.

The Key to Business Development

Our ability to create Customer Value is the key to business development in Asia. We believe that our efforts and plans to improve technical support, manufacturing capability, new product introduction and logistical service will allow us to better support our customers in Asia and lead the way to business growth.

Howard Elliott *Vice President of Asian Business Development, Managing Director, Nelco Products Pte. Ltd., Managing Director, Nelco Technology (Zhuhai FTZ) Ltd.*

Product Management Summary



Our product management during the 2007 fiscal year focused on adapting to changing requirements from electronic material customers, as well as on strengthening ties with the General Aviation marketplace. The product management team spent the year working closely with OEMs and fabricators to understand the unique requirements of our customers in a variety of markets.

The 2007 fiscal year brought a rapid expansion in the use of high temperature lead-free printed circuit assembly processes in response to the Restriction of Hazardous Substances ("RoHS") directives adopted by the European Union. At the end of the 2006 fiscal year, Park announced the release of a next-generation phenolic cured FR4 product for high-temperature lead free applications, Nelco® **N4000-29**. In the 2007 fiscal year, Park announced the release of Nelco **N4000-13EP**. This "enhanced performance" version of what many believe to be the industry standard high-speed, low-loss Nelco N4000-13 provides customers with the electrical performance they demand, combined with enhanced thermal reliability required by the most complex lead free designs. We are pleased that in the short time since its release, N4000-13EP has gained strong acceptance as the high-performance material of choice for the designs that require the most demanding electrical performance and thermal reliability.

With the release of Nelco **N8000Q** in the 2007 fiscal year, Park demonstrated its ability to combine technologies from the Nelco printed circuit materials and Nelcote™ advanced composites materials product lines in order to provide unique technology solutions. A quartz fabric reinforced cyanate ester prepreg, N8000Q allows customers to combine electronic circuitry and radome structures in a unique form that was not previously available. Park's product management team will continue to work with customers to identify novel opportunities to combine our core technologies that create value added solutions to the most demanding applications.

Since 1999, Park has been committed to the creation of FAA accepted design-allowable databases that greatly reduce the time to market and qualification costs for General Aviation aircraft customers. To this end, Park has continued to support the **AGATE** database program for Nelcote E-765 epoxy prepregs, providing aircraft designers with a proven, FAA accepted material. In the 2007 fiscal year, Park extended its commitment to public databases through our participation in **NCAMP** (National Center for Advanced Material Performance). During the year, Park began to self-fund testing to generate design-allowables for Nelcote **E-752**. In anticipation of the future needs of the General Aviation marketplace, Park has designed E-752 as a 250°F service-temperature epoxy prepreg that can be oven cured, eliminating the need for expensive autoclave processing for structural aircraft components.

At the close of the 2007 fiscal year, Park was completing development work on **Nelcote F-529**, our newest advanced composite prepreg. Nelcote F-529 is an environmentally friendly phenolic prepreg for aerospace interior applications. This product offers improved processing and cosmetics, as well as outstanding flammability properties. Nelcote F-529 was commercially released in May 2007.

David Dahlquist *Product Director*

Sales and Marketing



During the 2007 fiscal year, the newly unified Park Sales and Marketing teams exerted considerable effort in redefining and promoting the trade names under which Park's Advanced Materials are marketed and sold. Concepts have been streamlined and the distinction between manufacturing site names and trade names has been clarified. Park's Nelco® materials, including high Tg FR4, high performance digital and RF materials, service the global high-end electronics infrastructure markets. Park's Nelcote™ advanced composite materials serve the aircraft structures markets, with a particular emphasis on the General Aviation ("GA") aircraft structures markets. The Nelcote trade name is new, and to many of our customers, so is the knowledge that it is Park's desire to make GA the area of specialty for Nelcote materials. The GA aircraft industry has become the market receiving the most attention and focus by our Sales and Marketing teams as we work to educate customers on Park's plans and strategy.

Overall, Park's total net sales in the 2007 fiscal year increased 16% over the 2006 fiscal year. The digital electronics markets were relatively strong for the 2007 fiscal year second and third quarters, but slowed during the fourth quarter. Importantly, high performance electronic material sales increased by 26% year over year, and this indicates that we have been successful in shifting our reliance from more standard FR4 technology to higher performance materials. Our marketing emphasis for Park's growth for the future is to grow the sales of Park's advanced composite materials products, particularly for GA aircraft applications.

Tony DiGaudio *Vice President of Marketing and Sales*

Sales per Employee from Continuing Operations
(In Thousands)


$300
250
200
150
100
50
0
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Worldwide High Performance Sales from Continuing Operations
(Percentage of Worldwide Printed Circuit Material Sales)


50%
40
30
20
10
0
FY03
FY04
FY05
FY06
FY07



Advanced Composites Initiatives

During the 2007 fiscal year, the Company continued to focus on facilitating the growth of its Advanced Composites materials product line. As mentioned by Tony DiGaudio in his comments elsewhere in this Report, the thrust of this effort is toward the General Aviation aircraft market. The General Aviation aircraft market is attractive to the Company because the use of advanced composite materials is expanding within this market and this market has relatively high hurdles of entry.

The General Aviation aircraft market is currently in an expansion mode. This growth is being fueled by consumers who are looking to avoid the time delays and logistical limitations often encountered when flying commercial airlines. These consumers are opting to own aircraft or, alternatively, to contract with aircraft management, fractional ownership or charter services to transport them to their destinations. The types of aircraft used vary in size from small propeller driven aircraft to medium sized jets. The General Aviation industry has responded to this demand by designing aircraft which are lighter and faster. These aircraft utilize composite materials in place of traditional aluminum in order to increase the strength of the aircraft structure, while decreasing overall weight. These lighter, stronger aircraft are able to fly longer distances between fuel stops.

Qualifying a new material in an aircraft application requires a significant amount of testing. The use of composite materials in aviation is a relatively new development, and the industry is currently developing design allowable standards for composite materials. As mentioned by David Dahlquist in his comments elsewhere in this Report, the Company has supported the AGATE database program for its Nelcote™ E-765 epoxy prepregs, and the Company is participating in the creation of NCAMP. The development and industry acceptance of these databases will provide the Company with the ability to achieve design-in capability for future aviation programs.

In addition to its sales and marketing efforts, the Company commenced construction in December 2006 of a new Advanced Composites materials manufacturing facility in Singapore, which the Company calls its "Pioneer Plant." The Pioneer Plant will serve the General Aviation and Aerospace industries in Asia. The General Aviation industry is currently in its infancy in Asia, but the Company believes that OEM activity will migrate from the United States and Europe to Asia in the future. The establishment of a manufacturing facility at this time will provide the Company with the capability to supply the Asian market as it develops. This strategy of building the facility in anticipation of the development of the market was successfully employed by the Company when it first started manufacturing electronic materials in Singapore over 20 years ago.

The Company also recently announced plans to construct a major Advanced Composites materials manufacturing and development facility in Kansas in order to be in very close proximity to the General Aviation aircraft manufacturers located in that region. The facility is expected to be operational during the next fiscal year.

Jim Kelly *Vice President, Taxes and Planning*

Table of Contents

General:

Park is a global advanced materials company which develops, manufactures and markets high-technology digital and RF/microwave printed circuit materials and advanced composite materials principally for the telecommunications and internet infrastructure, high-end computing and aerospace markets. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Arizona and California. The Company's products are marketed and sold under the Nelco® and Nelcote™ names.

The global electronics manufacturing industry, which had become extremely and unsustainably overheated in the 1990s and into calendar year 2000, collapsed in calendar year 2001, and has not recovered since that collapse. The Company believes that the industry has become a mature industry, and the Company does not expect significant non-cyclical, sustainable growth from that industry in the future.

The Company's net sales increased in the fiscal year ended February 25, 2007 compared with the fiscal year ended February 26, 2006 as a result of increases in sales of the Company's printed circuit materials in North America and Asia and increases in sales of the Company's advanced composite materials, and the Company achieved higher operating profits and higher net earnings in the 2007 fiscal year compared with the 2006 fiscal year.

The Company's net earnings for the fiscal year ended February 25, 2007 were increased by a tax benefit of $0.7 million recorded by the Company in the 2007 fiscal year fourth quarter relating to the recognition of tax credits resulting from operating losses sustained in prior years in France and by tax benefits recognized by the Company in the 2007 fiscal year second quarter of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States, $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit and $0.5 relating to the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and such net earnings were reduced by a pre-tax charge of $1.3 million recorded by the Company in the 2007 fiscal year second quarter relating to the termination of such insurance arrangement.

The Company's net earnings for the fiscal year ended February 26, 2006 were reduced by a tax charge of $3.1 million recorded in the fourth quarter in connection with the repatriation of approximately $70 million of accumulated earnings and profits of the Company's Nelco Products Pte. Ltd. subsidiary in Singapore, a pre-tax asset impairment charge of $2.3 million recorded in the fourth quarter for the write-off of construction costs related to the installation of a treater at the Company's Neltec Europe SAS facility in Mirebeau, France and a pre-tax employment termination benefits charge of $0.9 million related to a workforce reduction at the Company's Neltec Europe SAS facility recorded in the 2006 fiscal year first quarter, and such net earnings were increased by a tax benefit of $1.5 million recognized by the Company in the 2006 fiscal year third quarter relating to the elimination of valuation allowances against deferred tax assets recorded in the United States in prior periods.

The improvement in the Company's operating performance during the 2007 fiscal year was attributable principally to increases in total sales of the Company's printed circuit materials products and higher percentages of sales of higher margin, high performance printed circuit materials products. This improvement occurred in spite of significant increases in the cost of copper foil, one of the Company's primary raw materials, during the first and second quarters of the 2007 fiscal year, as the Company was able to pass a substantial portion of such increases through to its customers in the second, third and fourth quarters of the 2007 fiscal year.

The condition of the global markets for the Company's printed circuit materials products improved in the second half of the 2006 fiscal year; and that improvement continued in the first nine months of the 2007 fiscal year, although such markets weakened in the 2007 fiscal year fourth quarter. Consequently, sales of the Company's printed circuit materials products increased in the 2007 fiscal year compared to the 2006 fiscal year. However, the weakness that occurred in the markets for the Company's printed circuit materials products in the 2007 fiscal year fourth quarter has continued into the 2008 fiscal year first quarter. The markets for the Company's advanced composite materials products continued to be strong during the 2007 fiscal year, and sales of the Company's advanced composite materials products increased in the 2007 fiscal year compared to the prior fiscal year.

The global markets for the Company's printed circuit materials continue to be very difficult to forecast, and it is not clear to the Company what the condition of the global markets for the Company's printed circuit materials will be in the 2008 fiscal year. The Company believes that the markets for its advanced composite materials will continue to be strong during the 2008 fiscal year.

In the first quarter of the 2007 fiscal year, the Company completed the construction of a new manufacturing facility in the Zhuhai Free Trade Zone in Guangdong Province in southern China to support the demand for advanced printed circuit materials in China, and the Company is in the process of equipment testing, employee training and internal and external qualifications for the facility. In addition, the Company upgraded its printed circuit materials treating operation in Singapore during the 2007 fiscal year third quarter so that such operation is capable of treating the Company's full line of advanced printed circuit materials in Singapore, except polytetrafluoroethylene ("PTFE") materials, and during the 2005 fiscal year, the Company installed one of its latest generation, high-technology treaters in its newly expanded facility in Singapore.

In the third quarter of the 2007 fiscal year, the Company acquired a facility in Singapore which the Company is modifying and expanding for use as a new advanced composites manufacturing plant. The Company is also in the final stages of planning the construction of a new plant in the United States to produce advanced composite materials principally for the aerospace industry. In addition, during the 2006 fiscal year second quarter, the Company completed the installation of an additional large treater at its advanced composite materials facility in Waterbury, Connecticut, which has significantly increased the treating capacity of that facility.

While the Company continued to expand and invest in its business during the 2007 and 2006 fiscal years, it made additional adjustments to one of its operations, which resulted in a workforce reduction. In the 2006 fiscal year first and second quarters, the Company reduced the size of the workforce at its Neltec Europe SAS subsidiary in Mirebeau, France as a result of further deterioration of the European market for high-technology printed circuit materials, and it recorded an employment termination benefits charge of $1.1 million during the 2006 fiscal year first quarter, $0.2 million of which was reversed in the 2006 fiscal year fourth quarter. In addition, during the 2005 fiscal year, the Company reduced the sizes of the workforces at its North American and European printed circuit materials operations, as a result of which the Company recorded pre-tax charges of $0.6 million in the 2005 fiscal year third quarter.

In the 2005 fiscal year third quarter, the Company also settled an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in one of the four treaters located at its Nelco manufacturing facility in Singapore and recorded a pre-tax gain of $4.7 million as a result of the settlement.

The Company believes that an evaluation of its ongoing operations would be difficult if the disclosure of its financial results were limited to generally accepted accounting principles ("GAAP") financial measures, which include special items, such as the tax benefits, the earnings repatriation tax charge, the asset impairment charge, the insurance arrangement termination charge and the employment termination benefits charge in the 2007 and 2006 fiscal years. Accordingly, in addition to disclosing its financial results determined in accordance with GAAP, the Company discloses non-GAAP operating results that exclude special items in order to assist its shareholders and other readers in assessing the Company's operating performance, since the Company's ongoing, normal business operations do not include such special items. Such non-GAAP financial measures are provided to supplement the results provided in accordance with GAAP.

Fiscal Year 2007 Compared with Fiscal Year 2006:

The Company's sales of both its printed circuit materials and its advanced composite materials increased in the fiscal year ended February 25, 2007 compared to the fiscal year ended February 26, 2006, following increases in such sales in the 2006 fiscal year compared to the 2005 fiscal year.

The increased sales in the 2007 fiscal year and a slight improvement in the Company's gross profit margin in the 2007 fiscal year, following substantial improvements in the 2006 fiscal year compared to the 2005 fiscal year and in the 2005 fiscal year compared to the 2004 fiscal year, enabled the Company's operations to generate a larger gross profit than in the prior fiscal year.

The Company's gross profit in the 2007 fiscal year was substantially higher than the gross profit in the prior fiscal year primarily as a result of increased total sales of printed circuit materials products and higher percentages of sales by the

Company of its higher margin, high performance printed circuit materials products.

Sales of the Company's advanced composite materials products also increased during the 2007 fiscal year primarily as a result of the strength of the aerospace markets for advanced composite materials. Sales of advanced composite materials were 8% of the Company's total net sales worldwide in the 2007 and 2006 fiscal years.

The Company's financial results of operations were enhanced by the tax benefit of $0.7 million recorded by the Company in the 2007 fiscal year fourth quarter for the recognition of tax credits resulting from operating losses sustained in prior years in France and by the tax benefits recorded in the 2007 fiscal year second quarter of $3.5 million relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States, $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit and $0.5 million relating to the termination of a life insurance agreement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, which benefits were partially offset by a pre-tax charge of $1.3 million in the second quarter relating to the termination of the insurance agreement with Jerry Shore.

Results of Operations

Net sales for the fiscal year ended February 25, 2007 increased 16% to $257.4 million from $222.3 million for the fiscal year ended February 26, 2006. The increase in net sales was the result of increased sales by the Company's operations in North America and Asia and increased sales of the Company's high technology printed circuit materials and advanced composite materials.

The Company's foreign operations accounted for $117.0 million of sales, or 45% of the Company's total net sales worldwide, during the 2007 fiscal year, compared with $97.9 million of sales, or 44% of total net sales worldwide, during the 2006 fiscal year and 45% of total net sales worldwide during the 2005 fiscal year. Sales by the Company's foreign operations during the 2007 fiscal year increased 20% from the 2006 fiscal year primarily as a result of increases in sales by the Company's operations in Singapore.

For the fiscal year ended February 25, 2007, the Company's sales in North America, Asia and Europe were 55%, 32% and 13%, respectively, of the Company's total net sales worldwide compared with 56%, 29% and 15% for the fiscal year ended February 26, 2006. The Company's sales in Asia increased 29%, its sales in North America increased 13% and its sales in Europe increased 1% in the 2007 fiscal year over the 2006 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide operations improved to 24.9% during the 2007 fiscal year compared with 24.6% during the 2006 fiscal year. The improvement in the gross profit margin was attributable to increased sales and higher percentages of sales of higher margin, high performance printed circuit materials.

During the fiscal year ended February 25, 2007, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance materials (non-FR4 printed circuit materials), were 97% of the Company's total net sales worldwide of printed circuit materials, compared with 96% for last fiscal year.

The Company's high temperature printed circuit materials include its high performance materials (non-FR4 printed circuit materials), which consist of high-speed, low-loss materials for digital and RF/microwave applications requiring lead-free compatibility, high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and polytetrafluoroethylene ("PTFE") materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended February 25, 2007, the Company's total net sales worldwide of high performance printed circuit materials (non-FR4 printed circuit materials) were 42% of the Company's total net sales worldwide of printed circuit materials, compared with 39% for last fiscal year.

The Company's cost of sales increased by 15% in the 2007 fiscal year from the 2006 fiscal year as a result of higher sales and higher production volumes in the 2007 fiscal year than in the 2006 fiscal year and as a result of significant increases in the cost of copper foil, although a substantial portion of the increases in the cost of copper foil was passed on to customers. However, the Company's cost of sales as a percentage of net sales decreased slightly in the 2007 fiscal year compared to the prior year resulting in a slight gross profit percentage improvement, which was attributable to cost containment measures implemented by the Company, including workforce reductions.

Selling, general and administrative expenses increased by $1.6 million, or by 6%, during the 2007 fiscal year compared with the 2006 fiscal year as a result of higher sales in the 2007 fiscal year, but these expenses, measured as a percentage of sales, were 10.4% during the 2007 fiscal year compared with 11.3% during the 2006 fiscal year. Selling, general and administrative expenses included $1.3 million for the 2007 fiscal year for stock option expenses, which the Company recorded pursuant to Statement of Financial Accounting Standards 123(R). No such stock option expenses were recorded in the 2006 and 2005 fiscal years, prior to the adoption of Statement of Financial Accounting Standards 123(R).

In the 2007 fiscal year fourth quarter, the Company recorded a tax benefit of $0.7 million relating to the recognition of tax credits resulting from operating losses sustained in prior years in France. In the 2007 fiscal year second quarter, the Company recorded a pre-tax charge of $1.3 million in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and recognized a tax benefit of $0.5 million relating to this insurance termination charge. The termination of the insurance arrangement involved a payment of $1.3 million by the Company to Mr. Shore in January 2007, which resulted in a net cash cost to the Company of $0.7 million, after the Company's receipt of a portion of the cash surrender value of the insurance policies. During the 2007 fiscal year second quarter, the Company also recognized a tax benefit of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and a tax benefit of $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

In the 2006 fiscal year fourth quarter, the Company recorded a tax charge of $3.1 million in connection with the repatriation of approximately $70 million of accumulated earnings and profits of its subsidiary in Singapore, a benefit of $0.2 million resulting from the reversal of a portion of the $1.1 charge in the 2006 fiscal year first quarter for employment termination benefits relating to a workforce reduction at the Company's Neltec Europe SAS facility in France and an asset impairment charge of $2.3 million for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Neltec Europe SAS facility in Mirebeau, France. The treater, which was installed at the Neltec Europe facility when the business environment in Europe was more suited for such a treater, has been moved to the Company's manufacturing facility in Singapore. In the 2006 fiscal year third quarter, the Company recognized a tax benefit of $1.5 million relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States in prior periods; and in the 2006 fiscal year first quarter, the Company recorded a charge of $1.1 million, for which there was no tax benefit, for employment termination benef ts resulting from a workforce reduction at its Neltec Europe SAS facility in France, which was partially offset by a reversal of $0.2 million in the 2006 fiscal year fourth quarter.

For the reasons set forth above, the Company's earnings from operations for the 2007 fiscal year, including the charge described above relating to the termination of the life insurance arrangement, were $36.1 million compared to earnings from operations for the 2006 fiscal year, including the net charge described above for employment termination benefits resulting from a workforce reduction in France and the asset impairment charge described above for the write-off of construction costs related to the installation of a treater in France, were $26.3 million. The net impacts of the charges described above were to decrease earnings from operations by $1.3 million for the 2007 fiscal year and to decrease earnings from operations by $3.2 million for the 2006 fiscal year.

Interest and other income, net, principally investment income, increased 33% to $8.0 million for the 2007 fiscal year from $6.1 million for the 2006 fiscal year. The increase in investment income was attributable to higher prevailing interest rates and larger amounts of cash available for investment during the 2007 fiscal year. The Company's investments were primarily in short-term taxable instruments. The Company incurred no interest expense during the 2007, 2006 or 2005 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 9.9% for the 2007 fiscal year compared to 17.0% for the 2006 fiscal year. The Company's effective income tax rate for continuing operations, excluding the tax benefits and the charges described above, for the 2007 fiscal year was 23.0% compared to 11.0% for the 2006 fiscal year.

The Company's net earnings for the 2007 fiscal year, including the tax benefits described above relating to the recognition of tax credits in France, the termination of the life insurance arrangement, the elimination of certain valuation allowances and the elimination of reserves no longer required and the charge described above relating to the termination of the life insurance arrangement, were $39.8 million compared to net earnings for the 2006 fiscal year, including the tax charge described above in connection with the repatriation of foreign earnings, the asset impairment and net employment termination benefits charges described above and the tax benefit described above related to the elimination of valuation allowances, were $26.9 million. The net impacts of the charges and tax benefits described above were to increase net earnings by $4.8 million for the 2007 fiscal year and to decrease net earnings by $4.8 million for the 2006 fiscal year.

Basic and diluted earnings per share, including the charge and tax benefits described above, were $1.97 and $1.96 per share, respectively, for the 2007 fiscal year compared to basic and diluted earnings per share of $1.34 and $1.33 per share, respectively, including the charges and tax benefit described above, for the 2006 fiscal year. The net impacts of the charges and tax benefits described above were to increase the basic and diluted earnings per share by $0.24 for the 2007 fiscal year and to decrease the basic and diluted earnings per share by $0.24 for the 2006 fiscal year.

Fiscal Year 2006 Compared with Fiscal Year 2005:

The Company's sales of both its printed circuit materials and its advanced composite materials increased in the fiscal year ended February 26, 2006 compared to the fiscal year ended February 27, 2005, following increases in such sales in the 2005 fiscal year compared to the 2004 fiscal year.

The increased sales in the 2006 fiscal year and a further improvement in the Company's gross profit margin in the 2006 fiscal year, following a substantial improvement in the 2005 fiscal year compared to the 2004 fiscal year, enabled the Company's operations to generate a larger gross profit than in the prior fiscal year.

The Company's gross profit in the 2006 fiscal year was substantially higher than the gross profit in the prior fiscal year as a result of increased sales, the Company's reductions of its costs and expenses and higher percentages of sales by the Company of its higher margin, high-technology printed circuit materials and advanced composite materials. These improvements in gross profits occurred despite the operating inefficiencies resulting from operating certain facilities at levels below their designed manufacturing capacities and the competitive pressures that existed in the 2005 fiscal year and persisted in the 2006 year.

The Company's financial results of operations were adversely affected by the pre-tax asset impairment charge of $2.3 million that the Company recorded in the 2006 fiscal year fourth quarter for the write-off of construction costs related to the installation of a treater at the Company's Neltec Europe SAS facility in Mirebeau, France in a prior year, the tax charge of $3.1 million that the Company recorded in the 2006 fiscal year fourth quarter in connection with the repatriation of approximately $70 million of accumulated earnings and profits of its Nelco subsidiary in Singapore and the pre-tax charge of $1.1 million that the Company recorded in the 2006 fiscal year first quarter for employment termination benefits resulting from a workforce reduction at its Neltec Europe SAS printed circuit materials facility in Mirebeau, France, which were only partially offset by the reversal in the 2006 fiscal year fourth quarter of $0.2 million of the previous charge for employment termination benefits at Neltec Europe SAS and by the tax benefit of $1.5 million that the Company recognized in the 2006 fiscal year third quarter related to the reversal of valuation allowances against deferred tax assets previously recorded in the United States.

Sales of the Company's advanced composite materials increased during the 2006 fiscal year primarily as a result of the strength of the aerospace markets for advance composite materials. Sales of advanced composite materials were 8% of the Company's total net sales worldwide in the 2006 and 2005 fiscal years.

Results of Operations

Net sales for the fiscal year ended February 26, 2006 increased 5% to $222.3 million from $211.2 million for the fiscal year ended February 27, 2005. The increase in net sales was the result of increased sales by the Company's operations in all regions and increased sales of the Company's high-technology printed circuit materials and advanced composite materials.

The Company's foreign operations accounted for $97.9 million of sales, or 44% of the Company's total net sales worldwide, during the 2006 fiscal year, compared with $94.1 million of sales, or 45% of total net sales worldwide, during the 2005 fiscal year and 45% and 40%, respectively, of total net sales worldwide from continuing operations during the 2004 and 2003 fiscal years. Sales by the Company's foreign operations during the 2006 fiscal year increased 4% from the 2005 fiscal year primarily as a result of increases in sales by the Company's operations in Singapore.

For the fiscal year ended February 26, 2006, the Company's sales in North America, Asia and Europe were 56%, 29% and 15%, respectively, of the Company's total net sales worldwide compared with 55%, 29% and 16% for the fiscal year ended February 27, 2005. The Company's sales in North America increased 6%, its sales in Asia increased 6% and its sales in Europe increased 1% in the 2006 fiscal year over the 2005 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide operations improved to 24.6% during the 2006 fiscal year compared with 20.5% during the 2005 fiscal year. The improvement in the gross profit margin was attributable to increased sales, reduced operating costs resulting from the workforce reduction at the Company's volume printed circuit materials operation in France in the 2006 fiscal year and the realignments of the Company's North American volume printed circuit materials operations in the 2005 and 2004 fiscal years and higher percentages of sales of higher margin, high temperature printed circuit materials.

During the fiscal year ended February 26, 2006, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance materials (non-FR4 printed circuit materials), were 96% of the Company's total net sales worldwide of printed circuit materials, compared with 94% for last fiscal year.

The Company's high temperature printed circuit materials include its high performance materials (non-FR4 printed circuit materials), which consist of high-speed low-loss materials for digital and RF/microwave applications requiring lead-free compatibility, high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and polytetrafluoroethylene ("PTFE") materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended February 26, 2006, the Company's total net sales worldwide of high performance printed circuit materials (non-FR4 printed circuit materials) were 39% of the Company's total net sales worldwide of printed circuit materials, compared with 35% for last fiscal year.

The Company's cost of sales decreased slightly in the 2006 fiscal year compared to the prior fiscal year despite higher production volumes compared to the prior fiscal year, as a result of cost reduction measures implemented by the Company, including workforce reductions and the reduction of overtime.

Selling, general and administrative expenses decreased during the 2006 fiscal year compared with the 2005 fiscal year, as these expenses, measured as a percentage of sales, were 11.3% during the 2006 fiscal year compared with 12.8% during the 2005 fiscal year. The decrease in selling, general and administrative expenses in the 2006 fiscal year resulted from decreases in almost all categories of expenses.

In the 2006 fiscal year fourth quarter, the Company recorded a tax charge of $3.1 million in connection with the repatriation of approximately $70 million of accumulated earnings and profits of its subsidiary in Singapore, a pre-tax benefit of $0.2 million resulting from the reversal of a portion of the $1.1 pre-tax charge in the 2006 fiscal year first quarter for employment termination benefits relating to a workforce reduction at the Company's Neltec Europe SAS facility in France and an asset impairment charge of $2.3 million for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Neltec Europe SAS facility in Mirebeau, France. The treater, which was installed at the Neltec Europe facility when the business environment in Europe was more suited for such a treater, has been moved to the Company's manufacturing facility in Singapore. In the 2006 fiscal year third quarter, the Company recognized a tax benefit of $1.5 million relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States in prior periods; and in the 2006 fiscal year first quarter, the Company recorded a charge of $1.1 million, for which there was no tax benefit, for employment termination benefits resulting from a workforce reduction at its Neltec Europe SAS facility in France, which was partially offset by a reversal of $0.2 million in the 2006 fiscal year fourth quarter.

In the 2005 fiscal year third quarter, the Company recorded a gain of $4.7 million resulting from the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in November 2002 in one of the four treaters located at its manufacturing facility in Singapore. In the same quarter, the Company also recorded a charge of $0.6 million for employment termination benefits resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations.

For the reasons set forth above, the Company's earnings from operations for the 2006 fiscal year, including the net charge described above for employment termination benefits resulting from a workforce reduction in France and the asset impairment charge described above for the write-off of construction costs related to the installation of a treater in France, were $26.3 million compared with earnings from operations for the 2005 fiscal year of $20.4 million, including the gain described above resulting from the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore and the charge described above for employment termination benefits resulting from workforce reductions at the Company's North America and European volume printed circuit materials operations. The net impacts of the charges and gain described above were to decrease earnings from operations by $3.2 million for the 2006 fiscal year and to increase earnings from operations by $4.1 million for the 2005 fiscal year.

Interest and other income, net, principally investment income, increased 79% to $6.1 million for the 2006 fiscal year from $3.4 million for the 2005 fiscal year. The increase in investment income was attributable to higher prevailing interest rates and larger amounts of cash available for investment during the 2006 fiscal year. The Company's investments were primarily in short-term taxable instruments. The Company incurred no interest expense during the 2006, 2005 or 2004 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 17.0% for the 2006 fiscal year compared to 9.2% for the 2005 fiscal year. The Company's effective income tax rate, excluding the gains and the charges described above, for the 2006 fiscal year was 11.0% compared to 8.0% for the 2005 fiscal year.

The Company's net earnings for the 2006 fiscal year, including the asset impairment charge and employment termination benefits charge described above and the tax charge described above in connection with the repatriation of foreign earnings and the tax benefit described above related to the reversal of valuation allowances, were $26.9 million compared with net earnings for the 2005 fiscal year of $21.6 million, including the gain described above resulting from the insurance settlement and the charge described above for employment termination benefits resulting from workforce reductions. The net impacts of the charges, tax benefit and gain described above were to decrease net earnings by $4.8 million for the 2006 fiscal year and to increase net earnings by $3.5 million for the 2005 fiscal year.

Basic and diluted earnings per share, including the charge and tax benefits described above, were $1.34 and $1.33 per share, respectively, for the 2006 fiscal year compared to basic and diluted earnings per share of $1.09 and $1.08 per share, respectively, including the gain and charge described above, for the 2005 fiscal year. The net impacts of the charges, tax benefit and gain described above were to decrease the basic and diluted earnings per share by $0.24 for the 2006 fiscal year and to increase the basic and diluted earnings per share by $0.18 for the 2005 fiscal year.

Liquidity and Capital Resources:

At February 25, 2007, the Company's cash and temporary investments (consisting of marketable securities) were $208.8 million compared with $199.7 million at February 26, 2006, the end of the Company's 2006 fiscal year. The Company's working capital (which includes cash and temporary investments) was $233.8 million at February 25, 2007 compared with $214.9 million at February 26, 2006. The increase in working capital at February 25, 2007 compared with February 26, 2006 was due principally to higher cash and temporary investments and higher accounts receivable and lower accrued liabilities and lower income taxes payable. The increase in cash and temporary investments at February 25, 2007 compared with February 26, 2006 was the result of cash provided by operating activities and higher interest and other income. Accounts receivable increased 10% at February 25, 2007 compared to February 26, 2006 primarily as a result of higher sales volumes. The 11% decrease in accrued liabilities at February 27, 2007 compared to February 26, 2006 was primarily attributable to lower liabilities for the restoration of a leased facility and for audit, legal and tax services. Income taxes payable declined 45% primarily as a result of tax payments made during the 2007 fiscal year.

The Company's current ratio (the ratio of current assets to current liabilities) was 8.2 to 1 at February 25, 2007 compared with 6.6 to 1 at February 26, 2006.

During the 2007 fiscal year, net earnings from the Company's operations, before depreciation and amortization, of $48.8 million and a net increase in working capital items, resulted in $35.8

million of cash provided by operating activities. This increase in cash provided by operating activities was partially offset by $26.6 million of dividends paid during the year, including a special cash dividend of $20.1 million paid during the 2007 fiscal year second quarter. Cash dividends paid were $26.5 million, including a special cash dividend of $20.1 million, during the 2006 fiscal year, and $25.1 million, including a special cash dividend of $19.9 million, during the 2005 fiscal year. Net earnings excluding $9.6 million of depreciation and amortization were $36.5 million in the 2006 fiscal year and resulted in $36.9 million of cash provided by operating activities.

Net expenditures for property, plant and equipment were $3.9 million, $4.2 million and $3.3 million in the 2007, 2006 and 2005 fiscal years, respectively.

The Company resolved with Royal Sun & Alliance Insurance (Singapore) Limited the Company's property damage and business interruption insurance claim resulting from the explosion in a treater at the Company's subsidiary in Singapore on November 27, 2002, and the Company received $5.8 million in cash and recorded a $4.7 million pre-tax gain in the 2005 fiscal year third quarter as a result of such resolution. The Company has initiated a lawsuit against CNA Insurance Co. to resolve the Company's claim for business interruption damages in the United States resulting from the explosion.

At February 25, 2007 and February 26, 2006, the Company had no long-term debt.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments described in Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $1.7 million to secure the Company's obligations under its workers' compensation insurance program and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

As of February 25, 2007, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations *(Amounts in thousands)*	Total	2008	2009–2010	2011–2012	2013 and thereafter
Operating lease obligations	$11,183	$2,029	$3,836	$2,777	$2,541
Purchase obligations	—	—	—	—	—
Total	$11,183	$2,029	$3,836	$2,777	$2,541

Off-Balance Sheet Arrangements:

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

Environmental Matters:

The Company is subject to various Federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In the 2007, 2006 and 2005 fiscal years, the Company charged approximately $0.0 million, $(0.6) million, $0.0 million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At February 25, 2007, the amount recorded in liabilities from discontinued operations for environmental matters related to Dielektra was $2.1 million and the amount recorded in accrued liabilities for other environmental matters was $1.8 million compared with $2.1 million of liabilities for environmental matters for Dielektra and $1.8 million for other environmental matters at February 26, 2006.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. See Note 16 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:

In response to financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, accounts receivable, allowances for bad debts, inventories, valuation of long-lived assets, income taxes, restructurings, contingencies and litigation, and pensions and other employee benefit programs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Sales revenue is recognized at the time title to product is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

Accounts Receivable

The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Allowances for Bad Debts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations, or conversely to further reduce the existing valuation allowance resulting in less income tax expense. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructurings

The Company recorded charges in connection with the realignment of its Neltec Europe SAS business in France during the three-month period ended May 29, 2005 and the realignment of its North American volume printed circuit materials operations during the fiscal years ended February 29, 2004 and March 2, 2003. The Company also recorded realignment charges in its North American operations during the fiscal year ended February 27, 2005. In addition, during the 2003 fiscal year, the Company recorded charges in connection with the closure of the Company's manufacturing facility in England. Prior to the Company's treating Dielektra GmbH as a discontinued operation, the Company recorded charges in connection with the closure of the mass lamination operation of Dielektra and the realignment of Dielektra during the fiscal years ended February 29, 2004, March 2, 2003 and March 3, 2002.

Contingencies

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Pension and Other Employee Benefit Programs

Dielektra GmbH has significant pension costs that were developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and wage inflation rates. The pension liability of Dielektra has been included in liabilities from discontinued operations on the Company's balance sheet.

The Company's obligations for workers' compensation claims are effectively self-insured, although the Company maintains individual and aggregate stop-loss insurance coverage. The Company uses an insurance company administrator to process all such claims and benefits. The Company accrues its workers' compensation liability based upon the claim reserves established by the third-party administrator and historical experience.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, some of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each reporting period.

Quantitative and Qualitative Disclosures About Market Risk:

The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average anticipated maturity of the investment portfolio at the end of the 2007 fiscal year, a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of February 25, 2007 and February 26, 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 25, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Electrochemical Corp. and subsidiaries as of February 25, 2007 and February 26, 2006 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended February 25, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective February 27, 2006 in connection with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Park Electrochemical Corp. and subsidiaries' internal control over financial reporting as of February 25, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated May 8, 2007 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 8, 2007

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	February 25, 2007	February 26, 2006
Assets		
Current assets:		
Cash and cash equivalents	$119,051	$108,027
Marketable securities (Note 2)	89,724	91,625
Accounts receivable, less allowance for doubtful accounts of $1,144 and $1,930, respectively	39,418	35,964
Inventories (Note 3)	15,090	15,022
Prepaid expenses and other current assets	3,049	3,023
Total current assets	266,332	253,661
Property, plant and equipment, net of accumulated depreciation and amortization (Note 4)	49,895	54,370
Other assets	5,695	3,281
Total assets	$321,922	$311,312
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 13,589	$ 13,259
Accrued liabilities (Note 5)	13,058	14,651
Income taxes payable	5,918	10,817
Total current liabilities	32,565	38,727
Deferred income taxes (Note 6)	4,294	5,193
Restructuring accruals—non-current	3,715	4,718
Liabilities from discontinued operations (Note 10)	17,181	17,251
Total liabilities	57,755	65,889
Commitments and contingencies (Notes 15 and 16)		
Stockholders' equity (Note 8):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	—	—
Common stock, $.10 par value per share—authorized, 60,000,000 shares; issued, 20,369,986 shares	2,037	2,037
Additional paid-in capital	140,030	137,513
Retained earnings	118,961	105,808
Accumulated other comprehensive income	4,764	2,435
	265,792	247,793
Less treasury stock, at cost, 175 192 and 255,428 shares, respectively	(1,625)	(2,370)
Total stockholders' equity	264,167	245,423
Total liabilities and stockholders' equity	$321,922	$311,312

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	February 25, 2007	February 26, 2006	February 27, 2005
Net sales	$257,377	$222,251	$211,187
Cost of sales	193,270	167,650	167,937
Gross profit	64,107	54,601	43,250
Selling, general and administrative expenses	26,682	25,129	26,960
Insurance arrangement termination charge (Note 13)	1,316	—	—
Realignment and severance charges (Note 11)	—	889	625
Asset impairment charge	—	2,280	—
Gain on insurance settlement (Note 12)	—	—	(4,745)
Earnings from operations	36,109	26,303	20,410
Interest and other income, net	8,033	6,056	3,386
Earnings before income taxes	44,142	32,359	23,796
Income tax provision (Note 6)	4,351	5,484	2,191
Net earnings	$ 39,791	$ 26,875	$ 21,605
Earnings per share:			
Basic earnings per share	$ 1.97	$ 1.34	$ 1.09
Basic weighted average shares	20,175	20,047	19,879
Diluted earnings per share	$ 1.96	$ 1.33	$ 1.08
Diluted weighted average shares	20,317	20,210	20,075

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Comprehensive
	Shares	Amount	Paid-in Capital	Earnings	Comprehensive Income (Loss)	Shares	Amount	Income (Loss)
Balance, February 29, 2004	20,369,986	$2,037	$133,335	$108,915	$ 3,734	582,061	$(4,125)	
Net earnings				21,605				$21,605
Exchange rate changes					1,529			1,529
Unrealized loss on marketable securities					(658)			(658)
Stock option activity			871			(132,848)	684	
Cash dividends ($1.26 per share)				(25,070)				
Comprehensive income								$22,476
Balance, February 27, 2005	20,369,986	$2,037	$134,206	$105,450	$ 4,605	449,213	$(3,441)	
Net earnings				26,875				$26,875
Exchange rate changes					(1,822)			(1,822)
Unrealized loss on marketable securities					(348)			(348)
Stock option activity			3,307			(193,785)	1,071	
Cash dividends ($1.32 per share)				(26,517)				
Comprehensive income								$24,705
Balance, February 26, 2006	20,369,986	$2,037	$137,513	$105,808	$ 2,435	255,428	$(2,370)	
Net earnings				39,791				$39,791
Exchange rate changes					1,684			1,684
Unrealized gain on marketable securities					645			645
Stock option activity			1,234			(80,236)	745	
SFAS 123R compensation cost			1,283					
Cash dividends ($1.32 per share)				(26,638)				
Comprehensive income								$42,120
Balance, February 25, 2007	**20,369,986**	**$2,037**	**$140,030**	**$118,961**	**$ 4,764**	**175,192**	**$(1,625)**	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	February 25, 2007	February 26, 2006	February 27, 2005
Cash flows from operating activities:			
Net earnings	$ 39,791	$ 26,875	$ 21,605
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	8,992	9,645	10,202
Loss (gain) on sale of fixed assets	(18)	60	35
Gain from insurance settlement	—	—	(4,745)
Proceeds from insurance settlement	—	—	5,816
SFAS 123R compensation cost	1,283	—	—
Non-cash impairment charge	—	2,280	—
Provision for doubtful accounts receivable	(954)	(1)	66
Provision for deferred income taxes	(899)	151	(55)
Tax benefit from stock option exercises	—	1,110	—
Changes in operating assets and liabilities:			
Accounts receivable	(2,092)	(659)	596
Inventories	210	110	(3,553)
Prepaid expenses and other current assets	(627)	(200)	437
Other assets and liabilities	1,302	(2,884)	(2,164)
Accounts payable	158	(1,661)	91
Accrued liabilities	(6,782)	(803)	(4,051)
Income taxes payable	(4,576)	2,904	3,423
Net cash provided by operating activities	35,788	36,927	27,703
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,793)	(4,320)	(3,328)
Proceeds from sales of property, plant and equipment	896	100	20
Purchases of marketable securities	(123,592)	(33,672)	(66,833)
Proceeds from sales and maturities of marketable securities	126,844	45,236	39,533
Net cash provided by (used in) investing activities	(645)	7,344	(30,608)
Cash flows from financing activities:			
Dividends paid	(26,638)	(26,517)	(25,070)
Proceeds from exercise of stock options	1,979	4,378	1,555
Net cash used in financing activities	(24,659)	(22,139)	(23,515)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	10,484	22,132	(26,420)
Effect of exchange rate changes on cash and cash equivalents	540	(176)	502
Increase (decrease) in cash and cash equivalents	11,024	21,956	(25,918)
Cash and cash equivalents, beginning of year	108,027	86,071	111,989
Cash and cash equivalents, end of year	$ 119,051	$108,027	$ 86,071

See Notes to Consolidated Financial Statements.

(In thousands, except share, per share and option amounts)

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials and advanced composite materials principally for the telecommunications and internet infrastructure, high-end computing and aerospace markets.

a. *Principles of Consolidation*—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. *Use of Estimates*—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

c. *Accounting Period*—The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2007, 2006 and 2005 fiscal years ended on February 25, 2007, February 26, 2006 and February 27, 2005, respectively. Fiscal years 2007, 2006 and 2005 each consisted of 52 weeks.

d. *Cash and Cash Equivalents*—The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental cash flow information:

	Fiscal Year		
	2007	2006	2005
Cash paid during the year for:			
Income taxes paid (refunded)	$11,712	$3,108	$(1,124)

e. *Marketable Securities*—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income (loss). Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method. The Company has classified any investment in auction rate securities for which the underlying security had a maturity greater than three months as marketable securities.

f. *Inventories*—Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

g. *Revenue Recognition*—Sales revenue is recognized at the time title is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

h. *Sales Allowances and Product Warranties*—The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit and advanced composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

i. *Accounts Receivable*—The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number

(In thousands, except share, per share and option amounts)

of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

j. *Allowance for Bad Debts*—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

k. *Valuation of Long-lived Assets*—The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

l. *Shipping Costs*—The amounts paid by the Company to third-party shippers for transporting products to customers, which are not reimbursed by customers, are classified as selling expenses. The shipping costs included in selling, general and administrative expenses were approximately $4,417, $4,258 and $4,659 for fiscal years 2007, 2006 and 2005, respectively.

m. *Property, Plant and Equipment*—Property, plant and equipment are stated at cost less accumulated depreciation. The Company capitalizes additions, improvements and major renewals and expenses maintenance, repairs and minor renewals as incurred. Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives. Machinery and equipment are generally depreciated over 10 years. Building and leasehold improvements are depreciated over 30 years or the term of the lease, if shorter.

n. *Income Taxes*—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $93,700 at February 25, 2007) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

o. *Foreign Currency Translation*—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

p. *Stock-Based Compensation*—The Company implemented the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", in the fourth quarter of fiscal year 2003. Effective February 27, 2006, the beginning of the Company's 2007 fiscal year, the Company began recording compensation expense associated with stock options, the only form of equity compensation issued by the Company, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123R"), and Securities and Exchange Commission Staff Accounting Bulletin No. 107. The Company recognizes such compensation expense on a straight-line basis over the four-year service period during which the options become exercisable.

As of February 25, 2007, the Company had two stock option plans which are more fully described in Note 7. All options under such plans had an exercise price equal to the fair market value of the underlying common stock at the time of the grant, which pursuant to the terms of such plans, is the reported closing price of the common stock on the New York Stock Exchange on the date preceding the date the option is granted.

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
February 25, 2007:			
U.S. Treasury and other government securities	$ 2	$ 467	$61,278
U.S. corporate debt securities	13	—	11,338
Certificates of deposit	—	—	17,000
Total debt securities	15	467	89,616
Equity securities	102	—	108
	$117	$ 467	$89,724
February 26, 2006:			
U.S. Treasury and other government securities	$ 6	$1,463	$76,202
U.S. corporate debt securities	—	—	15,333
Total debt securities	6	1,463	91,535
Equity securities	86	—	90
	$ 92	$1,463	$91,625

The gross realized gains on the sales of securities were $43, $23 and $4 for fiscal years 2007, 2006 and 2005, respectively, and the gross realized losses were $114, $2 and $13 for fiscal years 2007, 2006 and 2005, respectively.

The amortized cost and estimated fair value of the debt and marketable securities at February 25, 2007, by contractual maturity, are shown below:

	Estimated Fair Value and Amortized Cost
Due in one year or less	$80,329
Due after one year through five years	9,287
	89,616
Equity securities	108
	$89,724

3. Inventories

Inventories consisted of the following:

	February 25, 2007	February 26, 2006
Raw materials	$ 6,867	$ 6,092
Work-in-process	3,372	3,412
Finished goods	4,535	5,195
Manufacturing supplies	316	323
	$ 15,090	$ 15,022

4. Property, Plant and Equipment

	February 25, 2007	February 26, 2006
Land, buildings and improvements	$ 33,698	$ 34,962
Machinery, equipment, furniture and fixtures	137,806	131,954
	171,504	166,916
Less accumulated depreciation and amortization	121,609	112,546
	$ 49,895	$ 54,370

Property, plant and equipment are initially valued at cost. Depreciation and amortization expense relating to property, plant and equipment was $8,992, $9,645 and $10,202 for fiscal years 2007, 2006 and 2005, respectively. In the 2006 fiscal year fourth quarter, the Company recorded a pre-tax impairment charge of $2,280 for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Neltec Europe SAS facility in Mirebeau, France.

5. Accrued Liabilities

	February 25, 2007	February 26, 2006
Payroll and payroll related	$ 3,832	$ 3,580
Employee benefits	897	1,189
Workers' compensation accrual	1,575	1,608
Environmental reserve (Note 16)	1,757	1,757
Restructuring accruals	434	495
Other	4,563	6,022
	$ 13,058	$ 14,651

(In thousands, except share, per share and option amounts)

6. Income Taxes

The income tax (benefit) provision includes the following:

	Fiscal Year		
	2007	2006	2005
Current:			
Federal	$ 2,319	$ 5,122	$ (585)
State and local	349	339	170
Foreign	3,445	2,793	2,672
	6,113	8,254	2,257
Deferred:			
Federal	(664)	(2,397)	—
State and local	(554)	(123)	(6)
Foreign	(544)	(250)	(60)
	(1,762)	(2,770)	(66)
	$ 4,351	$ 5,484	$2,191

As part of its quarterly evaluation of deferred tax assets, the Company recognized a tax benefit of $3,500 during the 2007 fiscal year second quarter relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States. The Company believes that it is more likely than not that the tax benefits associated with these deferred tax assets will be realized during the next five fiscal years. In addition, during the 2007 fiscal year second quarter, the Company recognized a tax benefit of $1,391 relating to the elimination of reserves no longer required as the result of the completion of a tax audit and a $499 tax benefit relating to the life insurance arrangement termination charge. In the 2007 fiscal year fourth quarter, the Company recorded a tax benefit of $715 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France.

During last year's third quarter, the Company recognized a tax benefit of $1,512 relating to the elimination of valuation allowances previously established related to deferred tax assets in the United States.

The current income tax provision for the 2006 fiscal year included $3,088 in Federal, state and local taxes relating to the repatriation of foreign earnings.

The components of earnings before income taxes were as follows:

	Fiscal Year		
	2007	2006	2005
United States	$18,330	$12,823	$ 1,198
Foreign	25,812	19,536	22,598
Earnings before income taxes	$44,142	$32,359	$23,796

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2007	2006	2005
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal benefit	(0.3)	0.4	0.5
Foreign tax rate differentials	(9.1)	(9.1)	(20.2)
Valuation allowance on deferred tax assets	(4.4)	(8.0)	(8.0)
Elimination of reserves no longer recuired	(5.8)	—	—
Utilization of net operating loss carryovers	(1.6)	(9.7)	—
Foreign tax credits	(2.1)	—	—
Additional U.S. taxes on repatriated foreign earnings	—	9.5	—
Other, net	(1.8)	(1.1)	1.9
	9.9%	17.0%	9.2%

The Company had total net operating loss carryforwards of approximately $17,400 and $15,800 in fiscal years 2007 and 2006, respectively. All of the total net operating loss carryforwards related to foreign operations in fiscal years 2007 and 2006.

The foreign net operating loss carryforwards have no expiration.

The Company had New York State investment tax credits of $2,238 and $2,238 in fiscal years 2007 and 2006, respectively. No benefit has been recognized for these credits as the Company does not believe that realization is more likely than not.

In the 2006 fiscal year, the Company utilized all of its U.S. net operating loss carryforwards including $2,000 of cumulative deductions relating to the taxable disposition of incentive stock options carried forward from fiscal years 2005 and 2004. The total tax benefit credited to additional paid-in capital relating to the exercise of stock options was $1,264.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. At February 25, 2007, the Company had current deferred tax assets of $3,791 compared to $2,927 at February 26, 2006. Significant components of the Company's long-term deferred tax liabilities and assets as of February 25, 2007 and February 26, 2006 were as follows:

	2007	2006
Deferred tax liabilities:		
Depreciation	$ (1,380)	$ (1,763)
Offshore Singapore earnings subject to local tax	(2,914)	(3,430)
Total deferred tax liabilities	$ (4,294)	$ (5,193)
Deferred tax assets:		
Impairment of fixed assets	$ 4,266	$ 4,379
Net operating loss carryforwards	5,598	5,157
New York State investment tax credits	2,238	2,238
Other, net	4,158	5,836
Total deferred tax assets	16,260	17,610
Valuation allowance for deferred tax assets	(12,469)	(14,683)
Net deferred tax assets	$ 3,791	$ 2,927

Net deferred tax assets are included in non-current "Other Assets" on the Consolidated Balance Sheets. Also included in "Other Assets" are French income tax refunds totaling $1,572 expected to be received in fiscal years 2009 and 2010.

7. Stock-Based Compensation

As of February 25, 2007, the Company had a 1992 Stock Option Plan and a 2002 Stock Option Plan, and no other stock-based compensation plan. Both Stock Option Plans have been approved by the Company's stockholders and provide for the grant of stock options to directors and key employees of the Company. All options granted under such Plans have exercise prices equal to the fair market value of the underlying common stock of the Company at the time of grant, which pursuant to the terms of the Plans, is the reported closing price of the common stock on the New York Stock Exchange on the date preceding the date the option is granted. Options granted under the Plans become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant and expire 10 years from the date of grant. The authority to grant additional options under the 1992 Stock Option Plan expired on March 24, 2002, and options to purchase a total of 900,000 shares of common stock were authorized for grant under the 2002 Stock Option Plan. At February 25, 2007, 1,418,470 shares of common stock of the Company were reserved for issuance upon exercise of stock options under the 1992 Stock Option Plan and the 2002 Stock Option Plan and 351,843 shares were available for future grant under the 2002 Stock Option Plan. Options to purchase 174,700 and 157,250 shares of common stock were granted during the 2007 fiscal year and 2006 fiscal year, respectively.

Effective February 27, 2006, the beginning of the Company's 2007 fiscal year, the Company began recording compensation expense associated with stock options, the only form of equity compensation issued by the Company, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123R"), and Securities and Exchange Commission Staff Accounting Bulletin No. 107. Prior to February 27, 2006, the Company accounted for equity compensation according to the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and, therefore, no related compensation expense was recorded in the statements of earnings for awards granted with no intrinsic value. The Company adopted the modified prospective transition method pursuant to SFAS 123R, and, consequently, has not retroactively adjusted results from prior periods. Under this transition method, compensation costs associated with equity compensation recognized during the 13 weeks and 52 weeks ended February 25, 2007 included (1) quarterly amortization related to the remaining unexercisable portion of all stock options granted prior to February 27, 2006 based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and (2) quarterly amortization related to all stock options granted subsequent to February 27, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The Company determines the fair value of stock options on the dates of grants using an option pricing model with assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the risk-free interest rate of the options, the expected life of the options, the expected volatility of the market price of the Company's

(In thousands, except share, per share and option amounts)

common stock over the term of the options, the expected dividends to be paid on the Company's common stock, and an estimate of the amount of options that are expected to be forfeited. The Company uses the Black-Scholes option-pricing model to determine the fair value of options under SFAS 123R and the original SFAS 123. The compensation expense for stock options includes an estimate for forfeitures and is recognized over the vesting term using the ratable method. Prior to the Company's adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R requires that such benefits be recorded as a financing cash inflow rather than as a reduction of taxes paid. For the 13 weeks and 52 weeks ended February 25, 2007, no excess tax benefits were generated from option exercises.

As a result of the adoption of SFAS 123R, the Company's earnings before income taxes for the 13 weeks and 52 weeks ended February 25, 2007 were $350 and $1,283, respectively, lower than under the previous accounting methodology for stock-based compensation. The future compensation expense affecting earnings before income taxes for options outstanding at February 25, 2007 will be $2,590 as a result of the adoption of SFAS 123R.

If compensation expense for the Company's stock option plans had been determined based upon estimated fair values at the grant dates in accordance with SFAS 123, the Company's pro forma net income and basic and diluted earnings per common share for the 2006 and 2005 fiscal years for stock options granted prior to the adoption of SFAS 123R would have been as follows:

	2006	2005
Net earnings	$26,875	$21,605
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of tax effects	(1,627)	(1,803)
Pro forma net earnings	$25,248	$19,802
Basic earnings per share:		
As reported	$ 1.34	$ 1.09
Pro forma	$ 1.26	$ 1.00
Diluted earnings per share:		
As reported	$ 1.33	$ 1.08
Pro forma	$ 1.25	$ 0.97

The weighted average fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $10.84 for fiscal year 2007, $7.77 for fiscal year 2006 and $8.41 for fiscal year 2005, with the following assumptions: risk-free interest rate of 4.0%–5.0% for fiscal year 2007 and 5.0% for fiscal years 2006 and 2005; expected volatility factors of 34.4%–58.8%, 34%–36% and 38%–46% for fiscal years 2007, 2006 and 2005, respectively; expected dividend yield of 1.0%–1.6% for fiscal year 2007, 1.3% for fiscal year 2006 and 1.6% for fiscal year 2005; and estimated option terms of 4.0–5.6 years for fiscal year 2007, and 4.0 years for fiscal years 2006 and 2005.

The estimated term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on U.S. Treasury rates at the date of grant with maturity dates approximately equal to the estimated term of the options at the date of the grant. Volatility is based on historical volatility of the Company's stock.

Information with respect to options follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, February 29, 2004	1,396,653	$19.91
Granted	183,900	22.86
Exercised	(152,327)	13.04
Terminated or expired	(144,407)	23.89
Balance, February 27, 2005	1,283,819	$20 71
Granted	157,250	24 57
Exercised	(218,770)	17.89
Terminated or expired	(218,845)	25.89
Balance, February 26, 2006	1,003,454	$20.80
Granted	174,700	25.35
Exercised	(80,236)	17.85
Terminated or expired	(31,291)	26.07
Balance, February 25, 2007	**1,066,627**	**21.61**
Exercisable February 25, 2007	**714,615**	**$20.13**

The following table summarizes information concerning outstanding and exercisable options at February 25, 2007:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregated Intrinsic Value
Outstanding at February 25, 2007	1,066,627	$21.61	5.33	$7,446
Exercisable at February 25, 2007	714,615	20.13	3.68	6,046

The total values realized (the market value of the underlying shares on the date of exercise, less the exercise price, times the number of shares acquired) from the exercise of options during the 2007, 2006 and 2005 fiscal years were $1,153, $1,424 and $1,489, respectively. Stock options available for future grant under the 2002 Stock Option Plan at February 25, 2007 and February 26, 2006 were 351,843 and 502,453, respectively.

8. Stockholders' Equity

a. *Stockholders' Rights Plan*—On July 20, 2005, the Board of Directors renewed the Company's stockholders' rights plan on substantially the same terms as its previous rights plan which expired in July 2005. In accordance with the Company's stockholders' rights plan, a right (the "Right") to purchase from the Company a unit consisting of one one-thousandth (1/1000) of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $150 (the "Purchase Price") per Unit, subject to adjustment, is attached to each outstanding share of the Company's common stock. The Rights expire on July 20, 2015. Subject to certain exceptions, the Rights will become exercisable 10 business days after a person acquires 15 percent or more of the Company's outstanding common stock or commences a tender offer that would result in such person's owning 15 percent or more of such stock. If any person acquires 15 percent or more of the Company's outstanding common stock, the rights of holders, other than the acquiring person, become rights to buy shares of the Company's common stock (or of the acquiring company if the Company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the Purchase Price of each Right. The Company may redeem the Rights for $.01 per Right until 10 business days after the first date of public announcement by the Company that a person acquired 15 percent or more of the Company's outstanding common stock.

b. *Reserved Common Shares*—At February 25, 2007, 1,418,470 shares of common stock were reserved for issuance upon exercise of stock options.

c. *Accumulated Other Comprehensive Income*—Accumulated balances related to each component of other comprehensive income were as follows:

	February 25, 2007	February 26, 2006
Currency translation adjustment	**$5,010**	$3,326
Unrealized losses on investments	**(246)**	(891)
Accumulated balance	**$4,764**	$2,435

d. *Dividends Declared*—On July 20, 2006, the Company announced that its Board of Directors had declared a special cash dividend of $1.00 per share, which was paid August 22, 2006 and was in addition to the Company's regular quarterly cash dividends of $0.08 per share; and on October 19, 2005, the Company announced that its Board of Directors had declared a special cash dividend of $1.00 per share, which was paid December 15, 2005 and was in addition to the Company's regular quarterly cash dividends of $0.08 per share.

9. Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the potential common stock equivalents outstanding during the period. Stock options are the only common stock equivalents; and the number of dilutive options is computed using the treasury stock method.

(In thousands, except share, per share and option amounts)

The following table sets forth the calculation of basic and diluted earnings per share for the last three fiscal years:

	2007	2006	2005
Net earnings	$ 39,791	$ 26,875	$ 21,605
Weighted average common shares outstanding for basic EPS	20,175,422	20,046,900	19,879,278
Net effect of dilutive options	141,418	163,300	195,741
Weighted average shares outstanding for diluted EPS	20,316,840	20,210,200	20,075,019
Basic earnings per share	$ 1.97	$ 1.34	$ 1.09
Diluted earnings per share	$ 1.96	$ 1.33	$ 1.08

Common stock equivalents, which were not included in the computation of diluted earnings per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 3,619, 100,058 and 99,447 for the fiscal years 2007, 2006 and 2005, respectively.

10. Discontinued Operations and Pension Liability

On February 4, 2004, the Company announced that it was discontinuing its financial support of its Dielektra GmbH ("Dielektra") subsidiary located in Cologne, Germany, due to the continued erosion of the European market for the Company's high technology products. Without Park's financial support, Dielektra filed an insolvency petition, which the Company believes will result in the liquidation of Dielektra. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", Dielektra is treated as a discontinued operation. As a result of the discontinuation of financial support for Dielektra, the Company recognized an impairment charge of $22,023 for the write-off of Dielektra assets and other costs during the fourth quarter of the 2004 fiscal year. The liabilities from discontinued operations are reported separately on the Consolidated Balance Sheet. These liabilities from discontinued operations included $12,094 for Dielektra's deferred pension liability. The Company expects to recognize a gain of approximately $17 million related to the reversal of these liabilities when the Dielektra insolvency process is completed, although it is unclear when the process will be completed.

Liabilities for discontinued operations as of February 25, 2007 and February 26, 2006 consisted of the following:

	February 25, 2007	February 26, 2006
Environmental and other liabilities	$ 5,087	$ 5,157
Pension liabilities	12,094	12,094
Total liabilities	$17,181	$17,251

11. Realignment and Severance Charges

During the 2006 fiscal year first quarter, the Company recorded a charge of $1,059 for employment termination benefits for a workforce reduction at its Neltec Europe SAS subsidiary in Mirebeau, France, $170 of which was reversed in the 2006 fiscal year fourth quarter. The payment of these termination benefits was substantially completed by the end of the 2006 fiscal year.

During the 2005 fiscal year third quarter, the Company recorded $625 of charges for severance payments for workforce reductions at its North American and European volume printed circuit materials operations. These severance payments were made to employees during the 2005 fiscal year third quarter and there were no remaining liabilities as of February 27, 2005.

The Company recorded pre-tax charges of $1,934 and $6,504 during the first and second quarters, respectively, of the 2004 fiscal year related to the realignment of its North America volume printed circuit materials operations in Newburgh, New York and Fullerton, California. During the fourth quarter of fiscal year 2004, the Company recorded pre-tax charges of $112 related to workforce reductions in Europe and recovered $81 from sales of impaired assets related to its European operations. The components of these charges and the related liability balances and activity for the year ended February 25, 2007 are set forth on the following page.

	Original Charge	Paid or Reversed in Prior Years	Balance 2/26/06	Charges Paid	Present Value Adjustment	2/25/07 Remaining Liabilities
Neltec Europe termination benefits	$1,059	$ (853)	$ 206	$ (40)	$ —	$ 166
New York and California and other realignment charges:						
Lease payments, taxes, utilities and other	7,292	(2,079)	5,213	(494)	(570)	4,149
Termination benefits	1,258	(1,258)	—	—	—	—
	$9,609	$(4,190)	$5,419	$(534)	$(570)	$4,315

The termination benefits were for the termination of hourly and salaries, administrative, manufacturing and support employees. Such employees were terminated in France during the 2006 fiscal year second quarter and in North America during the 2004 fiscal year first, second and third quarters. The major portion of the termination benefits were paid for such employees in France during the second, third and fourth quarters of the 2006 fiscal year, and the termination benefits were paid for such employees in North America in installments during fiscal year 2004. The lease charges covered one lease obligation payable through December 2004 and a portion of another lease obligation payable through September 2013. For the 13 and 52 weeks ended February 25, 2007, the Company applied $123 and $494, respectively, of payments against the liability.

As a result of the foregoing employee terminations and other less significant employee terminations in connection with business contractions and in the ordinary course of business and substantial numbers of employee resignations and retirements in the ordinary course of business, the total number of employees employed by the Company declined to approximately 950 as of February 25, 2007.

12. Gain on Insurance Settlement

In the 2005 fiscal year third quarter, the Company settled an insurance claim for damages sustained by the Company in Singapore as the result of an explosion that occurred in November 2002 in one of the four treaters located at its Nelco manufacturing facility in Singapore. During the 2005 fiscal year third quarter, the Company received $5,816 related to this insurance claim. The proceeds represent reimbursement for assets destroyed in the accident and for business interruption losses. As a result, the Company recognized a $4,745 gain during the 2005 fiscal year third quarter.

13. Insurance Arrangement Termination Charge

During the 2007 fiscal year second quarter ended August 27, 2006, the Company terminated a split-dollar life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer. The insurance arrangement, which involved two life insurance policies payable on the death of the survivor of Jerry Shore and his spouse with an aggregate face value of $5 million and annual premium payments by the Company of approximately $129, was implemented in 1997 but discontinued in 2004 in light of certain provisions of the Sarbanes-Oxley Act of 2002 and due to changes in the income taxation of split-dollar life insurance arrangements. The arrangement is more fully described in the Company's annual proxy statements for each of the years 1998 through 2006. Pursuant to an agreement entered into between Jerry Shore and the Company, the termination of the insurance arrangement involved a payment of $1,335 by the Company to Mr. Shore in January 2007. Such termination and payment resulted in a net cash cost to the Company of $685, after the Company's receipt of a portion of the cash surrender value of the life insurance policies. The Company recorded a pre-tax charge of $1,316 in the 2007 fiscal year second quarter ended August 27, 2006 in connection with this termination and recognized a $499 tax benefit relating to this insurance termination charge.

14. Employee Benefit Plans

a. *Profit Sharing Plan*—The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The

(In thousands, except share, per share and option amounts)

Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's actual contributions to the plan were $847 and $687 for fiscal years 2006 and 2005, respectively. The contribution estimated for fiscal year 2007 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

b. *Savings Plan*—The Company also sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $247, $218 and $236 in fiscal years 2007, 2006 and 2005, respectively.

15. Lease Commitments

The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices, and land leases. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2015. Many of the leases contain renewal options for periods ranging from one to 10 years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2054.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2008	$ 2,029
2009	1,905
2010	1,931
2011	1,669
2012	1,108
Thereafter	2,541
	$11,183

Rental expenses, inclusive of real estate taxes and other costs, were $2,047, $2,257 and $2,560 for fiscal years 2007, 2006 and 2005, respectively.

16. Contingencies

a. *Litigation*—The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

b. *Environmental Contingencies*—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at nine sites. In addition, a subsidiary of the Company has received cost recovery claims under the Superfund Act from other private parties involving one other site and has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another one of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $1, $1 and $2 in fiscal years 2007, 2006 and 2005, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $1,757, $1,757 and $2,387 for fiscal years 2007, 2006 and 2005, respectively. As discussed in Note 10, liabilities from discontinued operations have been segregated on the Consolidated Balance Sheet and include $2,121 for environmental matters related to Dielektra.

Such recorded liabilities do not include environmental liabilities and related legal expenses for which the Company has concluded indemnification agreements with the insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at three sites for which certain subsidiaries of the Company have been named as potentially responsible parties, pursuant to which agreements such insurance carriers have been paying 100% of the legal defense and remediation costs associated with such three sites since 1985.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated results of operations or financial position for a particular reporting period.

17. Business Segments

The Company considers itself to operate in one business segment because the Company's advanced composite materials product line comprises less than 10% of the Company's assets, revenues and profit from operations on an absolute basis. The Company's printed circuit materials (the Nelco® product line) are marketed primarily to leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers ("OEMs") located throughout North America, Europe and Asia. The Company's advanced composite materials (the Nelcote™ product line) customers, the majority of which are located in the United States, include OEMs, independent firms and distributors in the electronics, aerospace, and industrial industries.

Sales are attributed to geographic region based upon the region from which the materials were invoiced to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's operations by geographic region follows:

	Fiscal Year		
	2007	2006	2005
Sales:			
United States	**$140,390**	$124,365	$117,109
Europe	**34,870**	34,372	34,198
Asia	**82,117**	63,514	59,880
Total sales	**$257,377**	$222,251	$211,187
Long-lived assets:			
United States	**$ 25,600**	$ 27,769	$ 32,610
Europe	**4,659**	9,077	10,856
Asia	**25,331**	20,105	20,183
Total long-lived assets	**$ 55,590**	$ 56,951	$ 63,649

18. Customer and Supplier Concentrations

a. *Customers*—Sales to Sanmina-SCI Corporation were 16.7%, 19.4% and 16.2% of the Company's total worldwide sales for fiscal years 2007, 2006 and 2005, respectively. Sales to TTM Technologies Inc. ("TTM") were 10.7%, 11.7% and 13.3% of the Company's total worldwide sales for fiscal years 2007, 2006 and 2005. The sales to TTM during the 2007, 2006 and 2005 fiscal years included sales to Tyco Printed Circuit Group L.P., which was acquired by TTM during the Company's 2007 fiscal year; and the sales to Sanmina-SCI Corporation during the 2005 fiscal year included sales to Pentex Schweitzer, which was acquired by Sanmina during the Company's 2006 fiscal year. Sales to Multilayer Technology, Inc. were 8.6%, 10.4% and 9.5% of the Company's total worldwide sales for fiscal years 2007, 2006 and 2005, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales in fiscal years 2007, 2006 and 2005, and the Company is not dependent on any single customer, the loss of a major printed circuit materials customer or of a group of customers could have a material adverse effect on the Company's business or consolidated results of operations or financial position.

(In thousands, except share, per share and option amounts)

b. *Sources of Supply*—The principal materials used in the manufacture of the Company's high-technology printed circuit materials and advanced composite materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business.

19. Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, non-financial assets to be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 became effective for the Company's 2007 fiscal year and did not have a material effect on the Company's Consolidated Financial Statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement methodology for financial statement reporting purposes and promulgates a series of new disclosures of tax positions taken or expected to be taken on a tax return for which less than all of the resulting tax benefits are expected to be realized. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt this Interpretation in the first quarter of its 2008 fiscal year, which will begin February 26, 2007. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact of such requirements on the Company's Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require, or permit, assets or liabilities to be measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. SFAS 157 did not have a material effect on the Company's Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB No. 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. If the effect of the initial misstatement is determined to be material, the cumulative effect may be reported as an adjustment to the beginning of year retained earnings with disclosure of the nature and amount of each individual error being corrected in the cumulative adjustment. SAB No. 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The Company adopted SAB No. 108 in the fourth quarter of fiscal year 2007. The Company has not discovered material errors in prior years with material effects as of the date of the financial statements in this Annual Report.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 did not have a material effect on the Company's Consolidated Financial Statements.

Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)

	Quarter			
	First	Second	Third	Fourth
Fiscal 2007:				
Net sales	**$62,838**	**$66,518**	**$68,195**	**$59,826**
Gross profit	**16,363**	**16,044**	**17,241**	**14,459**
Net earnings	**8,894**	**12,544**	**9,529**	**8,824**
Basic earnings per share:				
Net earnings per share	**$ 0.44**	**$ 0.62**	**$ 0.47**	**$ 0.44**
Diluted earnings per share:				
Net earnings per share	**$ 0.44**	**$ 0.62**	**$ 0.47**	**$ 0.44**
Weighted average common shares outstanding:				
Basic	**20,135**	**20,183**	**20,189**	**20,194**
Diluted	**20,357**	**20,295**	**20,332**	**20,283**
Fiscal 2006:				
Net sales	$55,676	$52,442	$57,159	$56,974
Gross profit	12,030	11,595	15,292	15,684
Net earnings	5,328	6,057	9,745	5,745
Basic earnings per share:				
Net earnings per share	$ 0.27	$ 0.30	$ 0.48	$ 0.29
Diluted earnings per share:				
Net earnings per share	$ 0.27	$ 0.30	$ 0.48	$ 0.28
Weighted average common shares outstanding:				
Basic	19,947	20,032	20,099	20,109
Diluted	20,076	20,223	20,251	20,291

Earnings per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 25, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of February 25, 2007.

The Company's independent auditor has issued its audit report on management's assessment of the Company's internal control over financial reporting. That report appears in this Annual Report under the heading "Attestation Report of the Registered Public Accounting Firm."

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics industry, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of utilities, and the various other factors set forth in Item 1A "Risk Factors" and under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended February 25, 2007. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2007 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Attestation Report of the Registered Public Accounting Firm

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Park Electrochemical Corp. and subsidiaries maintained effective internal control over financial reporting as of February 25, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Park Electrochemical Corp. and subsidiaries maintained effective internal control over financial reporting as of February 25, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respect, effective internal control over financial reporting as of February 25, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 25, 2007 and February 26, 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 25, 2007, and our report dated May 8, 2007 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

New York, New York
May 8, 2007

Stock Performance Graph

The graph set forth below compares the annual cumulative total return for the Company's five fiscal years ended February 25, 2007 among the Company, the New York Stock Exchange Market Index (the "NYSE Index") and a Hemscott, Inc. index for electronic components and accessories manufacturers (the "Group Index") comprised of the Company and 241 other companies. The companies in the Group Index are classified in the same three-digit industry group in the Standard Industrial Classification Code system and are described as companies primarily engaged in the manufacture of electronic components and accessories. The returns of each company in the Group Index have been weighted according to the company's stock market capitalization. The graph has been prepared based on an assumed investment of $100 on March 1, 2002 and the reinvestment of dividends (where applicable).


$175
150
125
100
75
50
25
0
2002
2003
2004
2005
2006
2007
Park Electrochemical Corp.
Group Index
NYSE Index

	2002	2003	2004	2005	2006	2007
Park Electrochemical Corp.	$100.00	$59.82	$105.44	$ 83.10	$128.94	$132.23
Group Index	100.00	55.65	102.43	77.04	85.07	84.67
NYSE Index	100.00	78.94	112.57	122.63	136.84	154.78

Market for the Company's Common Equity and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Midwest Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the common stock.

For the Fiscal Year Ended February 25, 2007	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	**$36.45**	**$28.05**	**$0.08**
Second Quarter	**34.29**	**23.05**	**1.08***
Third Quarter	**33.70**	**25.40**	**0.08**
Fourth Quarter	**33.50**	**24.72**	**0.08**

For the Fiscal Year Ended February 26, 2006	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$23.20	$19.07	$0.08
Second Quarter	27.52	22.81	0.08
Third Quarter	26.98	23.75	1.08**
Fourth Quarter	29.75	22.63	0.08

*During the 2007 fiscal year second quarter, the Company declared its regular quarterly cash dividend of $0.08 per share in June 2006, and in July 2006 the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.00 per share, payable August 22, 2006 to stockholders of record on August 1, 2006.

**During the 2006 fiscal year third quarter, the Company declared its regular quarterly cash dividend of $0.08 per share in September 2005, and in October 2005 the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.00 per share, payable December 15, 2005 to stockholders of record on November 15, 2005.

As of May 4, 2007, there were approximately 930 holders of record of common stock.

Corporate Information

Board of Directors

Dale Blanchfield
Former President of Electronics Division of The Bureau of Engraving Inc.

Anthony Chiesa
Former Vice President
Park Electrochemical Corp.

Lloyd Frank
Of Counsel
Troutman Sanders LLP

Brian E. Shore
Chairman of the Board
Park Electrochemical Corp.

Steven T. Warshaw
Former President, Chief Executive Officer and Chairman of the Board
M Cubed Technologies, Inc.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

James L. Zerby
Vice President and Chief Financial Officer

James W. Kelly
Vice President
Taxes and Planning

Appointed Vice Presidents

Anthony W. DiGaudio
Vice President of Marketing and Sales

Howard R. Elliott
Vice President of Asian Business Development

Margaret M. Kendrick
Vice President of Global Supplier Relations

Louis J. Stans
Vice President of Engineering, Quality and Research and Development

James B. Stewart
Vice President of Sales, North America

Corporate Information

Executive Offices
Park Electrochemical Corp.
48 South Service Road
Melville, New York 11747
631-465-3600

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. on Wednesday, July 18, 2007 at The Bank of New York, One Wall Street, New York, New York.

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel
Skadden, Arps, Slate, Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing
New York Stock Exchange
Trading Symbol: PKE

The NYSE requires that the chief executive officer of each listed company certify annually that he or she is not aware of any violation by the company of the NYSE's Corporate Governance listing standards. Such certification was made by the Company on August 25, 2006. Certifications by the Chief Executive Officer and Chief Financial Officer of the Company pursuant to section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K Annual Report for the fiscal year ended February 25, 2007.

Web Site
www.parkelectro.com

Subsidiaries

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Technology (Zhuhai FTZ) Ltd.
Zhuhai, China

Nelcote, Inc.
Waterbury, Connecticut

Neltec Europe SAS
Mirebeau, France

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

New England Laminates Co., Inc.
Newburgh, New York

designed by curran & connors, inc. / www.curran-connors.com

PARK ELECTROCHEMICAL CORP.

48 South Service Road
Melville, NY 11747
Tel: 631-465-3600
Fax: 631-465-3100
www.parkelectro.com

END